                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 19)*



                    CONTINENTAL MORTGAGE AND EQUITY TRUST
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                 Shares of Beneficial Interest, No Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 211-663-208
                     -----------------------------------
                                (CUSIP Number)

                  Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                  Dallas, Texas 75231   (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              September 29, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                        PAGE 2 OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     American Realty Trust, Inc.
                     54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                     Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          929,310
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          929,310
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     929,310
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     31.9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                     CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                        PAGE 3 OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     The Gene E. Phillips Children's Trust
                     13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                     Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          32,866
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          32,866
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     32,866
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     1.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                     OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                        PAGE 4 OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Basic Capital Management, Inc.
                     75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                     Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          184,699
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          184,699
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     184,699
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     6.3%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                     CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                     CONTINENTAL MORTGAGE AND EQUITY TRUST

                             CUSIP No. 211 663 208

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of Continental Mortgage and Equity Trust ("CMET"), and amends the amended statement on Schedule 13D filed on June 27, 1994. The principal executive offices of CMET are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.  Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 44.2% of the outstanding securities of ART and BCM serves as the advisor to ART and CMET. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. Ryan T. Phillips is the son of Gene E. Phillips, a beneficiary of the GEP Trust, a director of ART and a director of BCM.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

The following is a list of the executive officers and directors of ART:

     Name                                    Position(s) with ART
     ----                                    --------------------
G. Wayne Watts                               Director

Ryan T. Phillips                             Director

     Name                                    Position(s) with ART
     ----                                    --------------------
Tilmon Kreiling                              Director

Al Gonzalez                                  Director

Oscar Cashwell                               Director

Karl L. Blaha                                President

Hamilton P. Schrauff                         Executive Vice President and
                                               Chief Financial Officer

Robert A. Waldman                            Secretary and Vice President

Thomas A. Holland                            Senior Vice President and
                                               Chief Accounting Officer

Drew D. Potera                               Treasurer


         Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palemetto Industries. Mr. Watts is a citizen of the United States of America.

         Mr. Gonzalez' business address is 5440 Harvest Hill, No. 250, Dallas, Texas 75230. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

          Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan is the son of Gene E. Phillips and a beneficiary of the GEP Trust. Ryan T. Phillips is a citizen of the United States of America.

         Tilmon Kreiling, Jr.'s business address is 4627 Kelsey Road, Dallas, Texas 75229. Mr. Kreiling's present principal occupation is President of Kreiling Associates & Co. Mr. Keiling is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Security Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Vice President, Corporate Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

         BCM is owned by a trust for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

     Name                   Position(s) with BCM
     ----                   --------------------
Oscar W. Cashwell           President

Hamilton P. Schrauff        Executive Vice President and
                              Chief Financial Officer

Karl L. Blaha               Executive Vice President - Director
                             of Commercial Management

     Name                   Position(s) with BCM
     ----                   --------------------
Thomas A. Holland           Senior Vice President and
                              Chief Accounting Officer

Clifford C. Towns, Jr.      Executive Vice President, Finance

Robert A. Waldman           Vice President, Corporate Counsel
                              and Secretary

Drew D. Potera              Treasurer

Ryan Phillips               Director

M. Ned Phillips             Director


         Information with respect to Messrs. Cashwell, Holland, Schrauff, Blaha, Waldman, Ryan T. Phillips and Potera is disclosed in (I) above.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         M. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

           Donald W. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:


                             Shares Owned Directly
                             ---------------------

                                Number of             Percent
Reporting Person                 Shares              of Class (1)
- ----------------                ---------            --------
ART                               929,310             31.9%
BCM                               184,699              6.3
GEP Trust                          32,866              1.1

Reporting Persons as a          1,146,875             39.3%
Group


                           Shares Owned Beneficially
                           -------------------------

                                Number of             Percent
Reporting Person                 Shares              of Class (1)
- ----------------                ---------            --------
ART                               929,310             31.0%
BCM                               184,699              6.3
GEP Trust                          32,866              1.1
G. Wayne Watts (2)                929,310             31.9
Al Gonzalez (2)                   929,310             31.9
M. Ned Phillips (3)               184,699              6.3
Ryan T. Phillips (2)(3)(4)      1,146,875             39.3
Tilmon Kreiling  (2)              929,310             31.9
Oscar Cashwell (2)(3)           1,114,009             38.2

Total                           1,146,875             39.3%

- ---------------------

     (1) Percentage calculations are based upon 2,913,181 Shares outstanding at September 29, 1994. Total and addends may not match due to rounding.

     (2) May be deemed to be beneficial owner of the Shares owned directly by ART by virtue of the relationship to ART as described in Item 2.

     (3) May be deemed to be beneficial owner of the Shares owned directly by BCM by virtue of the relationship to BCM as described in Item 2.

     (4) May be deemed to be the beneficial owner of the Shares owned directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

          (b) Voting and Dispositive Power

          Each of the directors of ART share voting and dispositive power over all of the Shares owned by ART. Each of the directors of BCM share voting and dispositive power over all of the Shares owned by BCM. The Trustee of GEP Trust has complete voting and disposition power over all of the shares owned by GEP Trust.

          (c) Transactions in Securities

          The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                  Number of     Price Per     Type of
 Person          Date       Shares         Share     Transaction
- ---------        ----      ---------     ---------   -----------
ART            08/22/94      3,500        $14.00     Open Market
BCM            08/24/94      6,000        $14.00     Open Market
BCM            09/09/94     10,000        $14.00     Open Market
ART            09/22/94      5,000        $14.00     Open Market
ART            09/27/94     10,000        $14.00     Open Market
ART            09/29/94      5,000        $14.00     Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended to read as follows:

         BCM has pledged 14,233 Shares to Kemper Securities, pledged 9,666 Shares to Shearson, Lehman and Hutton, pledged 135,200 Shares to Dean Witter Reynolds, pledged 5,000 Shares to Advest, Inc., pledged 5,000 Shares to Legg Mason, Wood, Walker, Incorporated, pledged 6,600 Shares to Paine Webber, pledged 3,000 Shares to Rodman & Renshaw, Inc., pledged 5,000 Shares to the Ohio Company and has pledged 1,000

Shares to Olde Discount Stock Brokers in stock margin accounts maintained by it with such brokers.

         ART has pledged 18,000 Shares to Shearson Lehman Hutton, pledged 23,507 Shares to Goldman Sachs & C0., pledged 29,000 Shares to Thomas F. White & Co., Inc., pledged 45,500 Shares to Kidder, Peabody Investors, pledged 36,700 Shares to Mutual Securities Inc., pledged 23,000 Shares to Montgomery Securities, pledged 46,357 Shares to Kemper Securities Group, Inc., pledged 25,000 Shares to Allied Research Services, pledged 22,000 Shares to Global Strategies Group, Inc., pledged 160,262 Shares to Dean Witter Reynolds, pledged 35,000 Shares to Robert Baird, pledged 48,357 Shares to Prudential Bache, pledged 14,000 Shares to Hambrecht & Quist, pledged 5,000 Shares to Rodman & Renshaw, Inc., pledged 18,000 Shares to Lehman Brothers, pledged 5,000 Shares to Bidwell and Company, pledged 18,000 shares to Oppenheimer & Company, Inc., pledged 15,000 Shares to Addison Securities, Inc., pledged 20,000 Shares to Advest, Inc., pledged 5,000 Shares to Baker & Co., Inc., pledged 10,000 Shares to CJ Lawrence, Inc., pledged 10,000 Shares to Cowen & Company, pledged 10,000 Shares to Brown & Co., Inc., pledged 11,699 Shares to Gilford Securities, pledged 15,000 Shares to Dillon Reed and Company, Inc., pledged 5,000 Shares to The Principal Eppler, Guerin and Turner, Inc., pledged 35,000 Shares to First Alabama Investment, Inc., pledged 5,000 Shares to First Southwest Company, pledged 5,000 Shares to Hamilton Investments, Inc., pledged 10,000 Shares to Kirkpatrick Pettis, pledged 19,000 Shares to Nationsbanc, pledged 15,000 Shares to CoAmerica Bank-Texas, pledged 666 Shares to Southwest Securities, Inc., pledged 17,500 Shares to Legg, Mason, Wood, Walker, Incorporated, pledged 10,000 Shares to Lombard Institutional Brokerage, pledged 10,000 Shares to Mabon Securities Corp., pledged 15,000 Shares to McDonald & Company Securities, Inc., pledged 18,000 Shares to the Ohio Company, pledged 10,000 Shares to Olde Discount Stock Brokers, pledged 5,000 Shares to Pacific Brokerage Services, pledged 5,000 Shares to Paine Webber, pledged 31,138 Shares to Piper Jaffray, and pledged 10,000 Shares to Wochovia Brokerage Services in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: October 10, 1994


                                   AMERICAN REALTY TRUST, INC.




                                   By: /s/ Karl L. Blaha
                                       Karl L. Blaha
                                       President



                                   BASIC CAPITAL MANAGEMENT, INC.




                                   By:/s/ Oscar W. Cashwell
                                      Oscar W. Cashwell
                                      President



                                   GENE E. PHILLIPS
                                   CHILDREN'S TRUST




                                   By:/s/ Donald W. Phillips
                                      Donald W. Phillips
                                      Trustee